EXHIBIT 4.1

CAPITAL PLAN

of the

Federal Home Loan Bank of Seattle

Adopted March 5, 2002, as amended on November 22, 2002,

December 8, 2004, March 9, 2005, and June 8, 2005

TABLE OF CONTENTS

Section I. Definitions		1

Section II. Stock Investment		3

A.	General	3

B.	Required Amount	4

C.	Additional Offerings	7

D.	Periodic Review	7

E.	Amendments to the Capital Plan	8

F.	Member Compliance.	8

Section III. Transition		9

A.	Plan of Recapitalization; Manner of Conversion/Exchange	9

B.	Timetable for Transition and Full Capital Compliance	11

Section IV. Classes of Stock		11

A.	General	11

B.	Rights, Terms and Preferences.	11

C.	Exchange of Ownership	17

Section V. Bank Review of Plan		19

A.	Review by Independent CPA.	19

B.	Review by NRSRO	19

C.	Good Faith Effort Determination	19

i

Section I. Definitions.

As used herein, the following terms shall have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa):

1.	“3-Month LIBOR” means BBA LIBOR (USD) on Telerate Page 3750 or on any successor page or service that publishes “BBA LIBOR (USD)”.

2.	“Activity-Based Member Stock Purchase Requirement” means Stock that a Member must acquire and hold as a condition of transacting business with the Bank, the aggregate amount of which is a function of the volume of the particular products or services provided to that Member by the Bank.

3.	“Advance” has the same meaning as set forth in 12 C.F.R. 950.1.

4.	“Bank” means the Federal Home Loan Bank of Seattle.

5.	“Bank Act” means the Federal Home Loan Bank Act (12 U.S.C 1421, et seq.), as amended from time to time.

6.	“Board of Directors” means the Board of Directors of the Bank.

7.	“Business Day” means any day on which the Bank is open to conduct business.

8.	“Capital Plan” means this capital plan, as amended, supplemented, or modified from time to time.

9.	“Class B(1) Stock” means Stock held by a Member that satisfies the Total Stock Purchase Requirement, plus all Excess Stock, plus Surplus Stock.

10.	“Class B(2) Stock” means Stock held by a Member that exceeds the Excess Stock limit set forth in Section II(B)(2)(c) hereof, but does not include Surplus Stock.

11.	“Conversion Date” means the date upon which current stock is converted into the new Stock.

12.	“Excess Stock” means the Stock held by a given Member that is in excess of that Member’s current Total Stock Purchase Requirement, but does not exceed the Excess Stock limit set forth in Section II(B)(2)(c).

13.	“Finance Board” means the Federal Housing Finance Board, the regulator of the Bank and the Federal Home Loan Bank System.

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14.	“GAAP” means Generally Accepted Accounting Principles in the United States.

15.	“Home Mortgage Loan” means:

a.	A loan, whether or not fully amortizing, or an interest in such a loan, which is secured by a mortgage, a deed of trust, or other security agreement that creates a lien on one of the following interests in property:

i.	One-to-four family property or multi-family property, in fee simple;

ii.	A leasehold on one-to-four family property or multi-family property under a lease of not less than 99 years that is renewable, or under a lease having a period of not less than 50 years to run from the date the mortgage was executed; or

b.	A mortgage pass-through security that represents an undivided ownership interest in:

i.	Long-term loans, provided that at the time of issuance of the security, all of the loans satisfy the requirements set forth in Section I(14)(a) hereof; or

ii.	A security that represents an undivided ownership interest in long-term loans, provided that, at the time of issuance of the security, all of the loans satisfy the requirements set forth in Section I(14)(a) hereof.

16.	“Member” means an institution that has been approved for Membership in the Bank and that has purchased Stock in the Bank, satisfied its Membership Stock Purchase Requirement and all other conditions of Membership, as set forth herein or as may be otherwise applicable.

17.	“Member Advance Stock Purchase Requirement” means, with respect to a Member, a specific Activity-Based Member Stock Purchase Requirement where the activity is the outstanding principal balance of one or more Advances made by the Bank to the Member.

18.	“Member MPP Stock Purchase Requirement” means, with respect to a Member, a specific Activity-Based Member Stock Purchase Requirement where the activity is the outstanding principal balance of one or more loans sold to the Bank by the Member pursuant to the Bank’s Mortgage Purchase Program.

19.	“Membership” means all of the rights, privileges and obligations associated with being a Member of the Bank.

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20.	“Membership Stock Purchase Requirement” means Stock that must be purchased by a Member as a condition of Bank Membership, as set forth in Section II (B)(1)(c) hereof.

21.	“Mortgage Purchase Program” or “MPP” means the program established by the Bank pursuant to 12 C.F.R. 955 for the purchase of loans from its Members.

22.	“Redemption Cancellation Fee” means the fee imposed by the Bank upon a Member that has given the Bank notice of its intent to redeem Stock and that subsequently revokes or cancels such redemption request.

23.	“Regulations” means the regulations of the Finance Board found at 12 C.F.R. Chapter IX – Federal Housing Finance Board, as amended from time to time

24.	“Stock” means Class B stock as defined in the Federal Home Loan Bank Act, as such Act was amended by the Gramm-Leach-Bliley Act, and as further defined by Finance Board regulations.

25.	“Surplus Stock” means Stock held by a Member that is in excess of the limitation set forth in Section II(B)(2)(c) hereof and that is subject to conversion to Class B(2) Stock.

26.	“Total Stock Purchase Requirement” means the amount of Class B(1) Stock that a Member is required to hold pursuant to Section II (B)(1)(d) hereof.

Section II. Stock Investment

A.	General. Adequate capitalization is required in order to: (a) provide for the safe and sound operation of the Bank; (b) permit prudent leveraging into products and services of benefit to Members; (c) provide appropriate risk-adjusted Member dividend returns; (d) protect the Bank’s creditors against potential loss; (e) generate earnings sufficient to meet the Bank’s various community support and public purpose obligations; and; (f) comply with statutory and regulatory capital requirements as established by federal law and the Finance Board. The need for capital is a function of the volumes of and risks inherent in the products and services provided by the Bank to its Members. Therefore, the capital stock of the Bank should be contributed by its members in general proportion to the distribution of such products and services to its Members. Accordingly, this Capital Plan requires Members to establish and maintain certain capital stock investments in the Bank.

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B.	Required Amount

1.	Stock Purchase Requirements:

a.	Member Advance Stock Purchase Requirement. Each Member is required to hold Class B(1) Stock with a par value equal to three and one-half percent (3.5%) of the outstanding principal balance of Advances extended from the Bank to that Member. If authorized by the Board of Directors, and subject to the provisions of Section II(B)(e)(ii), the Member Advance Stock Purchase Requirement may be reduced by the amount of the Membership Stock Purchase Requirement, but in no event shall the Member Advance Stock Purchase requirement be less than zero dollars ($0); provided, however, that the amount of the Membership Stock Purchase Requirement that is used by a Member to satisfy its Member MPP Stock Purchase Requirement shall not also be used to satisfy the Member Advance Stock Purchase Requirement. The Board of Directors may change the above percentage within a range of not less than two point five percent (2.5%) or not greater than four point five percent (4.5%). Any such change in the Member Advance Stock Purchase Requirement will be applied from the implementation date of the change in the requirement to all new and renewed Advances. This sub-paragraph shall apply on a continuous basis such that a member that is allowed to reduce its Member Advance Stock Purchase Requirement in accordance with II(B)(1)(a) may not hold any Excess Stock or B(2) Stock.

b.	Member MPP Stock Purchase Requirement. Each Member is required to hold Class B(1) Stock with a par value equal to five percent (5.0%) of the outstanding principal balance of loans sold by the Member to the Bank pursuant to the Bank’s Mortgage Purchase Program, minus the Membership Stock Purchase Requirement, but in no event shall a Member’s Member MPP Stock Purchase requirement be less than zero dollars ($0) ; provided, however, that the amount of the Membership Stock Purchase Requirement that is used by a Member to satisfy its Member Advance Stock Purchase Requirement shall not also be used to satisfy the Member MPP Stock Purchase Requirement. The Board of Directors may change the above percentage within a range of not less than zero percent (0.0%) or not greater than six percent (6%). Any such change in the Member MPP Stock Purchase Requirement will be applied from the implementation date of the change to all new loans purchased by the Bank under its Mortgage Purchase Program.

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c.	Membership Stock Purchase Requirement. As a condition of Membership, each Member of the Bank is required to hold Class B(1) Stock in an amount the par value of which is equal to the greater of five hundred dollars ($500), or zero point seven five percent (0.75%) of the Member’s Home Mortgage Loans, as of the most recent calendar year-end. The Bank will calculate the Membership Stock Purchase Requirement annually by April 30 of each year based on Member’s Home Mortgage Loans as of the most recent calendar year-end. Provided however, that the Bank may, for a bona fide business purpose, recalculate a Member’s Membership Stock Purchase Requirement between annual calculations, based on the Member’s most current Home Mortgage Loans. The Board of Directors may change the above percentage within a range of not less than zero point five percent (0.5%) or not greater than one percent (1%). Any such increase or decrease in the Membership Stock Purchase Requirement will be applied at the implementation date of the change to all Home Mortgage Loan balances of each Member.

d.	Total Stock Purchase Requirement. The amount of Class B(1) Stock that each Member is required to hold shall at all times equal the sum of:

i.	The Member Advance Stock Purchase Requirement, if any; and

ii.	The Member MPP Stock Purchase Requirement, if any; and

iii.	The Membership Stock Purchase Requirement.

e.	Recalculation of Stock Purchase Requirements. The Member Advance Stock Purchase Requirement and the Member MPP Stock Purchase Requirement for a Member will be recalculated periodically and implemented, as follows:

i.	in connection with each Advance or Mortgage Purchase Program transaction between the Bank and the Member, and the Member may be required to purchase additional Stock, as necessary, to satisfy the requirements of II(B)(1)(a) or II(B)(1)(b), as the case may be. Prior to requiring a Member to purchase additional Class B(1) Stock, the Bank will apply a Member’s Excess Stock and automatically convert Class B(2) Stock to Class B(1) as necessary to satisfy an increase in the Member’s Total Stock Purchase Requirement; and

ii.	in connection with a reduction of the Member Advance Stock

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Purchase Requirement by the amount of the Membership Stock Purchase Requirement in accordance with II(B)(1)(a), prior to any such reduction a Member shall be required to first apply all of the Member’s Excess Stock and all of the Member’s Class B(2) Stock towards satisfaction of the Member Advance Stock Purchase Requirement.

f.	Notice of Change in Stock Purchase Requirements. In the event the Board of Directors increases or decreases the Member Advance Stock Purchase Requirement, the Member MPP Stock Purchase Requirement, or the Membership Stock Purchase Requirement, in accordance with the provisions set forth above, the Bank shall provide its Members with prior written notice of any such change.

2.	Excess Stock.

a.	Subject to the limitation imposed by Section II(B)(2)(c) hereof, and the right of the Bank to repurchase Stock pursuant to Sections IV(B)(6) and IV(B)(7) hereof, a Member may hold Class B(1) Stock in excess of its Total Stock Purchase Requirement.

b.	Following the payment of any dividend, the Bank will recalculate the maximum amount of Excess Stock for each Member as of the close of business at each quarter end. The maximum amount of Excess Stock that a Member shall be permitted to hold shall be calculated as set forth in Section II(B)(2)(c). The Board of Directors may decrease the amount of Excess Stock permitted to be held by a Member pursuant to Section II(B)(2)(c) without amending the Capital Plan or obtaining Finance Board approval.

c.	The maximum amount of Excess Stock that each Member shall be permitted to hold is limited to the lesser of: (i) fifty million dollars ($50,000,000) or (ii) the amount resulting from the following formula:

I.	The average daily balance of Advances outstanding from the Bank to the Member during the most recent quarter multiplied by the applicable percentage set forth in Section II(B)(1)(a); plus

II.	The greater of:

A.	The outstanding principal balance of loans sold to the Bank by the Member pursuant to the Bank’s Mortgage Purchase Program as of the most recent quarter end multiplied by the applicable percentage set forth in Section II(B)(1)(b) hereof; or

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B.	The Member’s Home Mortgage Loans as of the most recent calculation pursuant to Section II(B)(1)(c) hereof, multiplied by the applicable percentage set forth in Section II(B)(1)(c) hereof.

d.	In conjunction with the calculation of the maximum Excess Stock done in accordance with Section II(B)(2)(c), each Member shall be notified of the amount, if any, of its Surplus Stock within two (2) Business Days following a quarter end, and such Surplus Stock shall automatically convert to Class B(2) Stock after five (5) Business Days following such notice to the Member. Appropriate book entries shall be made by the Bank reflecting that conversion. The resulting Class B(2) Stock will thereafter be subject to repurchase by the Bank or redemption at the request of the Member holding such Class B(2) Stock in accordance with the provisions of Section IV(B)(6) and Section IV(B)(7) hereof, respectively.

e.	Conversion of Class B(2) Stock. In the event that the calculation of the limit set forth in Section II(B)(2)(c) results in an increase in the amount of Excess Stock that may be held by a Member, the Member, by giving prior notice to the Bank, may choose to convert a corresponding amount of Class B(2) Stock then held by it into Class B(1) Stock.

C.	Additional Offerings. The Bank is authorized to issue additional Class B(1)Stock, at par value, to Members from time to time. Participation in such offerings shall be voluntary on the part of Members, on terms and conditions to be determined by the Board of Directors, but such offerings shall not discriminate in favor or against any one member.

D.	Periodic Review. To maintain prudent capitalization and ongoing compliance with Finance Board regulations, the Board of Directors shall review the Bank’s Capital Plan at least annually to determine whether adjustments are required with respect to one or more of the following:

1.	The specific Stock purchase requirement percentages, and/or the types of loans and activities, to which such requirements shall apply.

2.	The exercise by the Bank of its discretion to repurchase Excess Stock and/or Class B(2) Stock and formulae for calculating the limitations on Excess Stock.

3.	Any increases or decreases to the Redemption Cancellation Fees.

4.	The introduction of any new class or subclass of capital stock.

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E.	Amendments to the Capital Plan.

Any modifications to the Capital Plan shall require an amendment to the Capital Plan by the Board of Directors and approval from the Finance Board.

F.	Member Compliance.

Each Member is required to comply with any changes in, or adjustments or amendments to the Bank’s Capital Plan, including without limitation any change, adjustment or amendment that may increase a Member’s Total Stock Purchase Requirement, within 10 Business Days after notice of such adjustment, change or amendment has been mailed by the Bank to such Member. In order to effectuate the purchase of additional Stock by a Member that may be required due to any such change, adjustment or amendment, the Bank may at any time following 10 Business Days after the mailing of the notice of the purchase requirement by the Bank to such Member, issue Stock in the name of such Member and withdraw appropriate payment from the Member’s demand deposit account held with the Bank. In addition, in the event any Member fails to comply with any requirement of this Plan, the Member’s access to products and services of the Bank shall be suspended until such requirement is met, and such failure to comply may lead to involuntary termination of the Member’s Membership.

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Section III. Transition

A.	Plan of Recapitalization; Manner of Conversion/Exchange. The following steps, which constitute the Bank’s Plan of Recapitalization as defined in Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, shall be taken in order to implement the Bank’s Capital Plan:

1.	Establish Dates. Following Finance Board approvals of the Capital Plan, the Bank’s Internal Market Risk Model, and the Bank’s Risk Assessment, Procedures and Controls, the Bank will establish the Conversion Date, and notify all Members of that date. If the last of the Finance Board approvals is received more than eighty (80) days prior to the next quarter end, the Conversion Date will be the next quarter end. If the last of the Finance Board approvals is received with eighty (80) days or less remaining until the next quarter end, the Conversion Date will be on the second quarter end following such Finance Board approval.

2.	Calculation of Total Stock Purchase Requirement. On the Conversion Date, the Bank will calculate the Total Stock Purchase Requirement of each Member by applying the Bank’s Stock Purchase Requirements set forth in Section II(B)(1) hereof.

3.	Conversion of shares to the new Stock. On the Conversion Date, all of the outstanding stock of the Bank shall automatically be converted to Class B(1) Stock of equal par value without any action on the part of the Members. The Bank will reflect that conversion by appropriate book entries and will notify each Member of its Total Stock Purchase Requirement, and any Excess Stock, Surplus Stock, or shortfall with respect to the Member’s Total Stock Purchase Requirement.

4.	Surplus Stock. Following the conversion of the Members’ existing stock in the Bank to Class B(1) Stock pursuant to Section III(A)(3) hereof, each Member, for a period of ninety (90) calendar days following the Conversion Date, shall have the right to convert its Surplus Stock, if any, into Class B(2) Stock of equal par value. If written notification of the Member’s election to convert its Surplus Stock into Class B(2) shares has not been received by the Bank within said ninety (90) day time period, all such Surplus Stock will be repurchased by the Bank, subject to the restrictions set forth in Section IV(B)(6), for cash and at par value within five (5) Business Days following the end of such ninety (90) day time period.

5.	Shortfall. In the event the Member has a shortfall of Class B(1) Stock, the Member must, within ninety (90) days following the Conversion Date,

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purchase Class B(1) Stock sufficient to meet the Total Stock Purchase Requirement; provided, however, any institution that became or becomes a Member after November 12, 1999 must fully comply with the Total Stock Purchase Requirement applicable to such Member on the Conversion Date. Notwithstanding the above, in the event a Member has a shortfall of Class B(1) Stock, the Member must, prior to engaging in any new Advance or MPP transactions with the Bank, purchase Class B(1) Stock sufficient to meet the Total Stock Purchase Requirement.

6.	Right to Opt Out of Capital Plan. Any Member may opt-out of the conversion of its existing stock in the Bank into Stock in accordance with the Capital Plan by filing written notice to the Finance Board, with a copy to the Bank, of its intent to withdraw its Membership from the Bank; provided that any such notice and copy to the Bank shall be made not less than thirty (30) calendar days prior to the Conversion Date. The Bank shall, on the Conversion Date, terminate the Membership of any Member that provides such written notice of withdrawal and shall cancel each share of Bank stock of such Member that is outstanding as of the Conversion Date; provided, however, that any such notice of withdrawal shall be effective only if the Bank, after the proposed cancellation of stock, would remain in compliance with all applicable regulatory capital requirements. Any Member whose notice of withdrawal is ineffective shall be deemed to have remained a Member and to have consented to the conversion of its stock into Stock in accordance with this Capital Plan, and the Bank shall so notify the Member. In addition, any withdrawal of Membership shall be subject to applicable laws and Finance Board regulations.

7.	Members in the Process of Withdrawing from Membership. Any Member that files its written notice to withdraw with the Finance Board less than 30 calendar days prior to the Conversion Date, shall have its existing stock converted to Stock in accordance with the Capital Plan, and the effective date of withdrawal shall be established pursuant to 12 C.F.R. 925.26; provided, however, that the applicable stock redemption periods calculated under such regulation shall commence on the date the Member first submitted its written notice to withdraw to the Finance Board.

8.	Orderly Liquidation. Any institution that has withdrawn from Membership on or before the Conversion Date of the Capital Plan, but continues to hold stock to support Advances that the Bank has agreed to liquidate after the termination of Membership, shall have such stock converted to Class B(1) Stock on the Conversion Date. Any such institution shall hold Class B(1) Stock equal to 3.50% of the outstanding Advances during the period of liquidation.

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B.	Timetable for Transition and Full Capital Compliance

1.	Conversion Date. The Bank will complete the conversion of the Member’s existing shares of stock into new Stock on the Conversion Date. Members shall be notified by the Bank of the Conversion Date no later than 60 days prior to the Conversion Date. The Finance Board, pending its review of the capital plans of all the Federal Home Loan Banks, reserves the right to set forth a common conversion date or to otherwise adjust the conversion date for each Federal Home Loan Bank, including the Bank.

2.	Capital Compliance. On the Conversion Date, the Bank will be in full capital compliance.

Section IV. Classes of Stock

A.	General. The Bank shall issue Stock with a par value of $100 per share. Stock shall be redeemable in cash at par value five (5) years following submission by a Member of a written notice of its intent to redeem such shares. Submission shall be deemed to occur upon the Bank’s receipt of such notice. Stock shall be issued only to and may be held only by Members, and is tradable only between the Bank and its Members. Stock may not be issued by the Bank other than in accordance with 12 C.F.R. 931.2 of the Finance Board regulations.

B.	Rights, Terms and Preferences.

Terms and Preferences. The terms and preferential rights of stockholders are as follows:

1.	Ownership. The retained earnings, undivided profits, and equity reserves, if any, of the Bank are owned by the holders of Stock proportionate to the total par value of any outstanding shares of Stock; provided, however, that Members have no right to receive any portion of these items except through the declaration of a dividend by the Board of Directors or through liquidation of the Bank.

2.	Dividends. At the discretion of the Board of Directors and subject to the terms and conditions set forth herein and in the Bank Act or the Regulations, dividends may from time to time (quarterly or otherwise) be declared and paid on Class B(1) Stock and Class B(2). Stock Dividends are non-cumulative with respect to payment obligation. Any dividend shall be paid equally on Class (B)(1) Stock and Class B(2) Stock until the limitation on dividends payable on Class B(2) Stock under IV(B)(3)(b) has been reached; thereafter, dividends shall be paid solely on Class B(1) Stock.

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Dividends shall be paid to a Member based on the average number of shares of Stock actually owned by the Member during the period for which the dividend has been declared. In no event will the Board of Directors declare or pay any dividend on its Class B(1) Stock or Class B(2) Stock if after doing so it would fail to meet any of its minimum capital requirements, nor shall the Board of Directors declare dividends if the Bank is not in compliance with its minimum capital requirements or if the Bank determines in its discretion that to do so would create a safety and soundness issue for the Bank. No dividend shall be declared or paid except out of previously retained earnings or current net earnings, as determined in accordance with GAAP, and in accordance with the requirements set forth in the Bank Act or the Regulations. For purposes of this Section IV(B)(2), net earnings shall equal net income under GAAP, plus or minus any adjustments as authorized or required by the Finance Board.

3.	Dividend Rate.

a.	The dividend rate for Class B(1) Stock, if any, shall be determined by the Board of Directors in its discretion at such time as a dividend is declared. The dividend rate on the Class B(2) Stock shall be as set forth in Section IV(B)(3)(b) below.

b.	The dividend rate on Class B(2) Stock, if any, shall be the lesser of (i) the Class B(1) dividend declared for that dividend period or (ii) the product of seventy-three point four seven per cent (73.47%) times (LIBOR minus 0.25%), where LIBOR is the daily average of 3-month LIBOR over the dividend period, as determined by the Bank.

4.	Form of Payment.

a.	Holders of Class B(1) Stock shall receive dividend payments in the form of cash, or Class B(1) Stock shares, or a combination thereof. The Board of Directors shall determine the form of payment of dividends on Class B(1) Stock.

b.	Holders of Class B(2) Stock shall receive dividend payments in the form of cash, or Class B(2) Stock shares, or a combination thereof. The Board of Directors shall determine the form of payment of dividends on Class B(2) Stock.

5.	Rights of Members in the Event of Liquidation, Merger or Consolidation of the Bank. Subject to applicable law and regulations, which could modify, restrict or eliminate any rights set forth in this Section, in the event of liquidation, merger or other consolidation of the Bank, the holders of Stock

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shall be entitled to receive the par value of their Stock, undistributed retained earnings, if any, plus any declared but unpaid dividends, provided that payment obligations to the Bank’s creditors have been fully satisfied.

6.	Repurchase in Discretion of Bank.

a.	Subject to the provisions of 12 C.F.R. 931.8(a), the Bank may elect to repurchase at any time and at par, Excess Stock and/or Class B(2) Stock of a Member; provided, however, that the Bank must give the Member five (5) Business Days prior written notice of any such repurchase by the Bank. In no event will the Bank make any such repurchase if such repurchase would cause the Bank to fail any minimum capital requirement set forth in applicable law or regulation of the Finance Board or cause the Member to fail to satisfy its Total Stock Purchase Requirement.

b.	A Member who receives written notice from the Bank of the Bank’s intention to repurchase the Member’s shares of Excess Stock or Class B(2) Stock shall be permitted to specify by written notice to the Bank, delivered at least one (1) Business Day prior to the date on which the repurchase is to be finalized, the particular shares that are subject of the repurchase. Such notice shall identify the particular shares that are subject to repurchase by reference to the number and class of Stock subject to the repurchase, and specifying the date and manner in which such shares were acquired (i.e. whether by purchase at par value or as a stock distribution from the Bank). If a Member fails to timely deliver written notice to the Bank identifying the shares to be repurchased, the shares of the Member’s Stock subject to repurchase within a particular class shall be determined using a first-acquired, first repurchased method of identification.

7.	Redemption at Member Request.

a.	Subject to the restrictions set forth below and in 12 CFR 931.8(a), Class B(1) Stock shares and Class B(2) Stock shares are redeemable for cash at par value at the request of the Member following five (5) years prior written notice to the Bank of such redemption request; provided, however, that a Member shall not have more than one notice of redemption outstanding at one time with respect to the same shares of Stock. In accordance with Section IV(B)(6) and prior to the expiration of the five (5) year redemption period, the Bank has the right in its sole discretion, but not the obligation, upon five (5) Business Days prior written notice to the Member, to repurchase at par, any or all of the shares of Excess Stock, Surplus Stock or Class B(2) Stock for which a Member has provided a redemption

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notification unless a shorter notice period is agreed to in writing by the affected Member. The Bank may suspend redemption of Stock by a Member if the Bank reasonably believes that the continued redemption of Stock would cause the Bank to fail to meet its minimum capital requirements as set forth in applicable law or regulation of the Finance Board, would prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner. In the event the Bank suspends a redemption of Stock, the following provisions shall apply:

i.	The Bank will notify the Finance Board in writing within two (2) Business Days of the date of the decision to suspend the redemption of Stock, informing the Finance Board of the reasons for the suspension and of the strategies and time frames for addressing the conditions that led to the suspension.

ii.	The Finance Board may require the Bank to re-institute the redemption of a Member’s Stock.

iii.	The Bank will not repurchase any Stock without the written permission of the Finance Board during any period in which the Bank has suspended redemption of Stock under this Section.

iv.	The Bank will not charge a Redemption Cancellation Fee if Stock is not redeemed due to the suspension of Stock redemptions under this Section.

b.	A Member who provides written notice to the Bank of its intention to redeem Class B(1) Stock or Class B(2) Stock pursuant to this section shall identify in that written notice the particular shares that are the subject of that redemption request by reference to the class of Stock, the number of shares in that class, the date acquired, and the manner in which the shares subject to notice were acquired (i.e. whether by purchase at par value or as a stock distribution by the Bank). If a Member fails to identify the shares to be redeemed, the shares of the Member’s Stock subject to redemption within a particular class shall be determined using a first-acquired, first redeemed method of identification. In the event that shares that have been identified for redemption by a Member are subsequently converted from Class B(1) to Class B(2), or vice versa, the Member’s redemption rights with respect to such shares shall remain the same.

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c.	Class B(1) Stock of a Member will not be redeemed if such redemption would cause the Member to fail to satisfy its Total Stock Purchase Requirement. In the event that a redemption would cause a Member to fail to satisfy its Total Stock Purchase Requirement on the redemption date, such request will be cancelled by the Bank five (5) Business Days following the expiration of such redemption period, and the Redemption Cancellation Fee will apply.

d.	A Member that has previously notified the Bank in writing of its intent to redeem some or all of its Class B(1) Stock or some or all of its Class B(2) Stock, and that subsequently decides to cancel its redemption request before the completion of the five (5) year notification period, shall do so by providing written notice to the Bank of its intent to cancel its redemption. If a Member cancels a redemption request, the Bank shall impose a Redemption Cancellation Fee equal to the applicable amount shown in the following table; provided, however, that the Board of Directors may waive the imposition of such fee if it has a bona fide business purpose for doing so and the waiver is consistent with Section 7(j) of the Bank Act. If a Redemption Cancellation Fee is imposed by the Bank, the Bank shall notify the Member of the amount of the fee that will be imposed.

Cancellation of Redemption Request Occurs During:	Maximum Cancellation Fee
Year 1	20% of dividends received during the time the request was outstanding

Year 2	Year 1 fee plus 40% of the dividends received during the second year the request was outstanding

Year 3	Year 2 fee plus 60% of the dividends received during the third year the request was outstanding

Year 4	Year 3 fee plus 80% of the dividends received during the fourth year the request was outstanding

Year 5	Year 4 fee plus 100% of the dividends received during the fifth year the request was outstanding

e.	In the event the Bank does impose such a Redemption Cancellation Fee, the Member may, within ten (10) business days from the date of

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mailing by the Bank to the Member of written notice that sets forth the amount of the fee, provide written notice of its intent to revoke the cancellation and to proceed with the redemption of the Stock subject to the redemption request in accordance with the original redemption timetable, in which event no Redemption Cancellation Fee shall be imposed.

f.	The Bank may retain the proceeds of redemption by a Member of Class B(1) Stock or Class B(2) Stock as additional collateral if the Bank reasonably determines that there is an existing or anticipated collateral deficiency related to any obligations owed by the Member to the Bank and the Member has failed to deliver additional collateral to resolve the existing or anticipated collateral deficiency to the Bank’s satisfaction, until all such obligations have been satisfied or the anticipated deficiency is resolved to the Bank’s satisfaction.

8.	Voting Rights. Members will have the right to vote their Class B Stock in elections of the Bank’s Board of Directors pursuant to applicable law and regulations of the Finance Board.

9.	Transferability.

a.	Except as set forth herein, a member of the Bank may not transfer Stock to any other person or entity.

b.	A Member or a non-Member may transfer at par value the Excess Stock held by that Member or non-Member to a Member that is Affiliated with that Member or non-Member.

c.	In the event of a merger or consolidation of two or more Members, the Stock of the disappearing Member or Members may be transferred at par value to the surviving or consolidated Member.

d.	Notwithstanding any other provision of this Capital Plan, (i) in the event of a proposed merger of a Member into a non-Member in which the non-Member will be the successor institution, a Member may, prior to such proposed merger and with the prior approval of the Bank, transfer its Activity-Based Member Stock Purchase Requirement, together with the rights and obligations associated with the related Advances and/or Mortgage Purchase Program activities, to a Member that is Affiliated with either the merging Member or the merging non-Member, and (ii) in the event of a merger of a Member into a non-Member in which the non-Member will be the successor institution, the successor non-Member may, following such proposed merger and with the prior approval of the Bank, transfer the Activity-Based Member Stock Purchase Requirement that it has assumed by virtue of the merger with the Member, together with the rights and obligations associated with the related Advances and/or Mortgage Purchase Program activities, to a Member that is Affiliated with the successor non-Member. In addition, any such successor non-Member that holds Stock shall, if requested to do so by the Bank in its discretion, transfer the Activity-Based

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Member Stock Purchase Requirement that it has assumed by virtue of the merger with the Member, together with the rights and obligations associated with the related Advances and/or Mortgage Purchase Program activities, to a Member that is Affiliated with the successor non-Member, and said transfer must take place no later than 60 days following the request from the Bank. Upon the transfer of Stock pursuant to the preceding d(ii) hereof, the stock redemption period that became applicable to any such Stock by virtue of the merger of the Member into the successor non-Member shall, as of the date of the transfer of Stock to the successor non-Member pursuant to d(ii) hereof, be deemed to be cancelled and inapplicable, and the Bank may, in its discretion, impose a cancellation fee in accordance with the amounts set forth in Section IV(B)(7)(d). The Activity-Based Member Stock Purchase Requirement of any Member or non-Member that has been transferred pursuant to this Section shall terminate with respect to the transferor as of the effective date of the transfer.

e.	For purposes of this Section IV(B)(9), the term “Affiliated” means to control, to be controlled by, or to be under common control with.

f.	The Bank shall be given 30 days prior notice of any transfer permitted by this section, unless this prior notice requirement is waived by the Bank.

g.	All transfers permitted by this Section shall: (1) be subject to applicable law and Finance Board regulations, and the prior approval of the Bank, (2) be subject to the terms, limits and conditions set forth in the Capital Plan, including without limitation the applicable provisions of Section IV(C), and (3) be transferred at par value.

C.	Exchange of Ownership

1.	Consolidation of Members. Upon a merger or consolidation of two or more Bank Members, the Total Stock Purchase Requirement will be calculated for the surviving or consolidated institution using data as of the effective date of the merger or consolidation. Excess Stock, if any, of the surviving or consolidated institution will be subject to the Excess Stock limitations and other terms and conditions set forth herein.

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2.	Withdrawals and Terminations of Membership.

a.	Law and Regulations. All withdrawals and terminations of Membership shall be subject to applicable law and Finance Board regulations.

b.	Disposition of capital of a terminated Member. In the event that an institution withdraws from Membership or has had its Membership terminated and on the effective date of such withdrawal or termination remains indebted to the Bank or has outstanding business transactions with the Bank, the Bank shall not redeem or repurchase any Stock that is required by any Activity Based Member Stock Purchase Requirement of such Member, in accordance with the provisions hereof, until such indebtedness and business transactions have been extinguished or settled, including any fees relating to the prepayment of Advances.

c.	Stock redemption notices of a terminated Member.

i.	Voluntary withdrawal of Membership. The receipt by the Bank of a Member’s notice of withdrawal of Membership shall commence the redemption period of all Stock held by that Member that is not already subject to a pending request for redemption. In the case of an institution the Membership of which has been terminated as a result of a merger or consolidation into a nonmember or into a Member of another Federal Home Loan Bank, the applicable stock redemption period for any Stock that is not subject to a pending notice of redemption shall be deemed to commence on the date on which the charter of the Member is cancelled.

ii.	Involuntary termination of Membership. In the event of an involuntary termination of a Member’s Membership, the redemption period for all Stock owned by a Member and not already subject to a pending request for redemption, shall commence on the date that the Bank terminates the institution’s Membership.

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Section V. Bank Review of Plan

A.	Review by Independent CPA. The accounting firm PricewaterhouseCoopers LLP has reviewed this plan to ensure, to the extent possible, that the implementation of the plan would not result in any write-down of the redeemable stock owned by its Members. The report by PricewaterhouseCoopers LLP is included.

B.	Review by NRSRO. The firm Standard & Poors has reviewed this plan to ensure, to the extent possible, that the implementation of this plan will not have a material effect on the credit rating of the Bank. The report by Standard & Poors is included.

C.	Good Faith Effort Determination. Management of the Bank has made a good faith determination that the Bank will be able to implement the plan and that the Bank will be in compliance with its regulatory total capital requirement and its regulatory risk-based capital requirement after the plan is implemented. An analysis of the Bank’s projected capital position after implementation is included.

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